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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JULY 1, 2016** (MM/DD/YY) AND ENDING **JUNE 30, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NELSON SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9718 N. MORTON CT
(No. and Street)

SPOKANE (City) **WA** (State) **99218** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK K. DONAHUE **509-838-1313** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY, LLP
(Name – *if individual, state last, first, middle name*)

999 W. RIVERSIDE, SUITE 200 (Address) **SPOKANE** (City) **WA** (State) **99201** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT O. NELSON, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NELSON SECURITIES, INC., as of JUNE 30, 20 17, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



HEIDI JO VOSE
COMMISSION EXPIRES
NOTARY
PUBLIC
10-07-20
STATE OF WASHINGTON



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NELSON SECURITIES, INC.

TABLE OF CONTENTS


EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Nelson Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Nelson Securities, Inc. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, certain errors resulting in understatement of amounts previously reported for common stock and overstatement of amounts previously reported for additional paid-in-capital as of June 30, 2016, were discovered by management of the Company during the current year. Accordingly, an adjustment has been made to common stock and additional paid-in-capital as of July 1, 2016 to correct the error. Our opinion is not modified with respect to that matter.

The supplemental information included in Schedules 1, 2, 3 and 4 required by rule 17a-5 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Nelson Securities, Inc.'s financial statements. The supplemental information is the responsibility of Nelson Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules 1, 2, 3 and 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eide Bailly LLP

Spokane, Washington
August 25, 2017

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2017

ASSETS		**2017**
Cash	$	129,409
Deposits with clearing house		50,000
Receivable from clearing broker		6,865
Investment advisory fees and commissions receivable		104,640
Employee receivable		15,387
Prepaid expenses & other assets		21,637
Furniture and equipment, net		14,574
	$	342,512

LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to vendors	$	18,835
Payroll and business taxes payable		17,140
Accrued salaries and commissions		81,252
	$	117,227
Stockholder's equity:		
Common stock, $1 par value:		
Authorized, 200,000 shares:		
Issued and outstanding, 50,000 shares	$	50,000
Additional paid-in capital		288,279
Retained deficit		(112,994)
	$	225,285
	$	342,512

The accompanying notes are an integral part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF INCOME
for the year ended June 30, 2017

		2017
Revenues:		
Investment advisory fees and commissions	$	2,263,388
Trading commissions		147,936
Investment income (loss)		(743)
Interest and dividend income		1,819
	$	2,412,400
Expenses:		
Salaries and commissions	$	1,597,545
License and regulatory fees		51,448
Payroll taxes		95,973
Telephone and utilities		63,910
Occupancy and leases expense		124,572
Auto		9,624
Office expense and postage		55,155
Travel and entertainment		16,095
Consulting expense		60,258
Newsletter expense		18,098
Business and property taxes		13,072
Depreciation		4,719
Professional services		21,270
Insurance		153,402
Quotation service		11,788
Marketing expense		14,618
Miscellaneous		47,787
	$	2,359,334
Income before income taxes	$	53,066
Income tax expense	$	-
Net income (loss)	$	53,066

The accompanying notes are an integral part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the year ended June 30, 2017

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances, July 1, 2016	100	$ 10,000	$ 328,279	$ (116,060)	$ 212,219
Restatement (See Note 7)	49,900	$ 40,000	$ (40,000)	-	-
Balances, July 1, 2016	50,000	$ 50,000	$ 288,279	$ (116,060)	$ 212,219
Dividends paid				$ (50,000)	$ (50,000)
Net income for the year ended June 30, 2017				$ 53,066	$ 53,066
Balances, June 30, 2017	**50,000**	**$ 50,000**	**$ 288,279**	**$ (112,994)**	**$ 225,285**

The accompanying notes are an integral part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the year ended June 30, 2017

		2017
Cash flows from operating activities:		
Net income	$	53,066
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		4,719
Changes in assets and liabilities:		
Net receivable from clearing broker		11,545
Fees and commissions receivable		(1,032)
Employee receivables		(3,548)
Prepaid expenses & other assets		(2,428)
Payable to vendors		(6,060)
Payroll and business taxes payable		14,792
Accrued salaries and commissions		35,036
Total adjustments	$	53,024
Net cash from operating activities	$	106,090
Cash flows used by financing activities:		
Dividends paid		(50,000)
Net increase in cash	$	56,090
Cash at beginning of year	$	73,319
Cash at end of year	$	129,409

The accompanying notes are an integral part of the financial statements



CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Nelson Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nelson Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Nelson Securities, Inc. stated that Nelson Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nelson Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nelson Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Spokane, Washington
August 25, 2017

10.9 Safekeeping of Customer Funds and Securities
SEC Rule 15c3–3 specifies requirements for broker–dealers to properly protect customers' funds and securities.

Exemption from 15c3–3
Because of the nature of NSI's business as an introducing broker-dealer, NSI operates under the following exemption to 15c3–3:

Due to a revision in our net capital requirement, NSI no longer accepts stock certificates at NSI. Customers are provided with instructions to send stock certificates directly to the clearing firm.

Check Delivery to Customers Restricted to Authorized Persons Only
On occasion, a customer may request of NSI to personally deliver a check. This is permitted under the following conditions:

- *FINOP* must approve the check delivery.
- Non-operations (registered) personnel are prohibited from providing the delivery
- The customer will provide receipt (by signature) of all personally delivered checks on NSI's copy of the check

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. The Company and Significant Accounting Policies:

Business Activity - Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Gainesville, Florida.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Trade Settlement - Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade basis. Securities transactions of the Company are recorded on a trade date basis.

Concentration of Credit Risk - The Company places its cash with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be significant credit risk.

Accounts Receivables - The Company's accounts receivable consist primarily of commissions due from various insurance companies and other broker/dealers, and the clearing firm under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

Employee Receivables – The Company's employee receivables consist if amounts owed to the Company by employees for payments made on behalf of the brokers for certain licenses. Repayment is made through payroll deductions.

---

1. The Company and Significant Accounting Policies, *continued*:

Revenue Recognition Policies:
Investment Advisory Fees and Commissions – Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, and also commission-based annuity services. Investment advisory fees are earned in the months for the services provided.

Property and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which will range from three to ten years. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

Advertising - The Company's policy is to expense advertising costs when incurred. Advertising costs were $14,618 for the year ended June 30, 2017.

2. Furniture and Equipment:

Furniture and equipment at June 30, 2017 consisted of the following:

		2017
Furniture and fixtures	$	**89,646**
Computer equipment	$	**31,105**
	$	**120,751**
Less accumulated depreciation	$	**106,177**
	$	**14,574**

Depreciation expense for the year ended June 30, 2017 was $4,719.

3. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, The Company was required to maintain minimum net capital of $5,000 at June 30, 2017, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company has net capital of $74,862 at June 30, 2017. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.57 to 1 at June 30, 2017.

4. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 75% of their salaries with a discretionary match made by the Company. There were no employer match contributions for the year ended June 30, 2017.

5. Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxed currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of June 30, 2017, no provision for current or deferred federal taxes has been accrued as the Company has an unused operation loss carryforward of approximately $42,000 at June 30, 2017. Due to the uncertain nature of future income, the Company has elected to provide a valuation allowance equal to the unused carryforward, thereby eliminated any deferred tax assets.

Deferred tax asset-net operating loss carry forward	$16,800
Less valuation allowance	($16,800)
	$0

The change in the valuation allowance or deferred tax assets related to the net operating loss carry forward is as follows:

Beginning of year valuation allowance	$38,000
Increase in deferred tax asset valuation allowance	($21,200)
End of year valuation allowance	$16,800

The Reconciliation of taxes at statutory rates is as follows:

Federal tax rate	34%
State tax rate	6%
Total tax rate	40%
Less impact of net operating loss Utilized	(40%)
Net income tax rate	0%

At June 30, 2017, the Company has an unused operating loss carryforward of approximately $42,000 that may be applied against future taxable income through 2029.

The Company is no longer subject to examinations by the Internal Revenue Service or state tax commissions for fiscal year ending prior to June 30, 2014.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2017, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

6. Lease Commitments:

The Company leases its Spokane and San Diego office space for $6,257 monthly under operating lease agreements. The Spokane lease expires August 2019 and the San Diego lease expires July 2019. The Company also leases its Gainesville office space for $742 per month on a month to month basis. Lease expense including utilities for all locations was $92,120 for year ended June 30, 2017.

Years ending June 30:		
2018	$	76,574
2019	$	78,402
2020	$	10,617
	$	**165,593**

The Company leases various equipment under operating leases expiring in various years through 2017. The Company leases the majority of its equipment from NFS Leasing, L.L.C. (NFS), which is owned 100% by the stockholder of the Company. The lease agreement from NFS currently provide for rent of $681 per month including applicable sales tax. Lease expense paid to NFS under these agreements was $31,275 for the year June 30, 2017. No future minimum lease payments owed to NFS.

Years ending June 30:		
2018	$	0
	$	**0**

7. **Restatement**

Common stock and additional paid-in capital at July 1, 2016 has been adjusted to correct an error in shares issued and outstanding. The adjustment had no change in net income for the year ended June 30, 2016.

8. **Stockholders Equity:**

The Company has two classes of common stock shares authorized. 100,000 shares are voting common stock and 100,000 shares are non-voting common stock. No other rights or restrictions are noted on common stock shares.

9. **Subsequent Events:**

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through August 25, 2017, the day the financial statements were available to be issued.

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2017

Net capital				
Stockholder's equity:				
Common stock	$	50,000		
Additional paid-in capital	$	288,279		
Retained deficit	$	(112,993)		
			$	**225,286**
Deductions:				
Non-allowable assets:				
Other receivables	$	98,825		
Employee receivables	$	15,388		
Prepaid expenses	$	20,588		
Furniture and equipment at cost, net of accumulated depreciation	$	14,574		
			$	**149,375**
Net capital before haircut on securities positions			$	**75,911**
Haircuts on securities			$	**(1,049)**
Net capital			$	**74,862**
Required net capital			$	**7,815**
Excess net capital			$	**67,047**
Aggregate indebtedness:				
Payable to vendors	$	18,834		
Payroll and business taxes payroll	$	17,140		
Accrued salaries and commissions	$	81,253		
Deferred advisory service revenue	$	-		
Total aggregate indebtedness			$	**117,227**
Ratio of aggregate indebtedness to net capital				**1.57 to 1**

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
June 30, 2017

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of Customers", as stated under Exemption Rule 15c3-3.



NELSON SECURITIES, INC.

SCHEDULE 3
RECONCILATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
June 30, 2017

Net capital:		
Net capital as reported on FOCUS REPORT	$	74,862
Net capital as computed on page 13	**$**	**74,862**
Aggregate indebtedness:		
Aggregate indebtedness as reported on FOCUS REPORT	$	117,227
Aggregate indebtedness as computed on page 13	**$**	**117,227**

NELSON SECURITIES, INC.

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2017

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3(k)(2)(ii).




EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Nelson Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Nelson Securities, Inc. for the year ended June 30, 2017, solely to assist you and SIPC in evaluating Nelson Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Spokane, Washington
August 25, 2017

SIPC-6

(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 6/30/2017

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

30576 FINRA JUN
NELSON SECURITIES INC
9718 N MORTON CT
SPOKANE WA 99218-3816

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Patrick Donahue 509 838 1313

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 1979

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due

B. Interest computed on late payment (see instruction E) for ______days at 20% per annum

C. Total assessment and interest due $ 1979

D. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as C above) $ 1979

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 30 day of Jan, 2017.

Nelson Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO/Pres
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,173956
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	169177
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Long Term Care, Life Ins, Annuity (Deductions in excess of $100,000 require documentation)	213045
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	382222
2d. SIPC Net Operating Revenues	$ 791734
2e. General Assessment @ .0025	$ 1979
	(to page 1, line 2.A.)

SIPC-7B

(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B

(34-REV 6/17)

For the fiscal year ended 6/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

30576 FINRA JUN
NELSON SECURITIES INC
9718 N MORTON CT
SPOKANE WA 99218-3816

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PATrick K Donahue
509-838-1313

2. A. General Assessment (item 2f from page 2) $ 3317

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) (1979)

1-30-17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1338

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1338

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 1338

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nelson Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of July, 20 17.

CFO/Tres/Sec
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

m No.	TOTAL REVENUE	beginning 7/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 6/30.2017
		Eliminate cents	
. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,412,398 (the sum of both periods)	$ 1,173,956	$ 1,238,442
. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		169177	164555
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Long Term Care, Life Ins, Annuity (Deductions in excess of $100,000 require documentation)		204131	195917
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______ $ ______			
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______ $ ______			
Enter the greater of line (i) or (ii)			
Total deductions		373308	360472
SIPC Net Operating Revenues		$ 800648	$ 877970
General Assessment at applicable rate for assessment period.		$ 2001 (@.0025)	$ 1316 (@.0015)
Total General Assessment add both columns.		$ 3317 (to page 1, line 2.A.)	

NELSON SECURITIES INC

FINANCIAL STATEMENTS

For the year ended

June 30, 2017